# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kardigan, Inc., CIK 0002123613
CUSIP: 485925101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/18/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,254,144; sole dispositive power 0; shared dispositive power 8,254,144; aggregate amount beneficially owned 8,254,144 (8.9% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund"); (ii) 5,740,466 shares of Common Stock held directly by Perceptive Capital Solutions Holdings LP ("PCS Holdings"); and (iii) stock options issued to Douglas Giordano ("Mr. Giordano") in connection with his service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 53,483 shares of Common Stock, with respect to which Perceptive Advisors LLC ("Perceptive Advisors") has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. Perceptive Capital Solutions Advisors LP ("PCS Advisors"), a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and Perceptive Capital Solutions GP LLC ("PCS GP") serves as the general partner of PCS Holdings. Joseph Edelman ("Mr. Edelman") is the managing member of each of Perceptive Advisors and PCS GP.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,254,144; sole dispositive power 0; shared dispositive power 8,254,144; aggregate amount beneficially owned 8,254,144 (8.9% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by the Master Fund (ii) 5,740,466 shares of Common Stock held directly by PCS Holdings; and (iii) stock options issued to Mr. Giordano in connection with his service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 53,483 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. PCS Advisors, a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and PCS GP serves as the general partner of PCS Holdings. Mr. Edelman is the managing member of each of Perceptive Advisors and PCS GP.
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,476,240; sole dispositive power 0; shared dispositive power 2,476,240; aggregate amount beneficially owned 2,476,240 (2.7% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by the Master Fund; and (ii) stock options issued to Mr. Giordano in connection with his service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 16,045 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
- Perceptive Capital Solutions Holdings LP (CIK 0002142326): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,777,904; sole dispositive power 0; shared dispositive power 5,777,904; aggregate amount beneficially owned 5,777,904 (6.2% of the class)
  Comment: The securities reported on this page consist of (i) 5,740,466 shares of Common Stock held directly by PCS Holdings; and (ii) stock options issued to Mr. Giordano in connection with his service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 37,438 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. PCS Advisors, a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and PCS GP serves as the general partner of PCS Holdings. Mr. Edelman is the managing member of each of Perceptive Advisors and PCS GP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Kardigan, Inc.
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Perceptive Advisors LLC ("Perceptive Advisors"), Joseph Edelman ("Mr. Edelman"), Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund"), Perceptive Capital Solutions Holdings LP ("PCS Holdings" and together with Perceptive Advisors, Mr. Edelman, and the Master Fund, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.00001 per share (the "Common Stock") of Kardigan, Inc. (the "Issuer"). Perceptive Advisors serves as the investment manager to the Master Fund. Perceptive Capital Solutions Advisors LP, a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and Perceptive Capital Solutions GP LLC ("PCS GP") serves as the general partner of PCS Holdings. Mr. Edelman is the managing member of PCS GP and Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.
Present principal occupation or employment: The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal business of PCS Holdings is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors and other related entities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor to the Reporting Persons' knowledge, any of the persons listed on Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor to the Reporting Persons' knowledge, any of the persons listed on Schedule A to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by Perceptive Advisors with the Securities and Exchange Commission dated September 6, 2022 (File No. 3-21031).
Citizenship: Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. PCS Holdings is a Delaware partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisitions of the Common Stock reported on this Schedule 13D was working capital of the Master Fund and PCS Holdings.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Douglas Giordano serves as a member of the Issuer's board of directors, and is a Managing Director at Perceptive Advisors.

Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 93,089,121 shares of Common Stock outstanding, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, giving effect to the underwriters' exercise of their over-allotment option, and assumes the exercise of vested stock options issued to Douglas Giordano in connection with his service on the Issuer's board of directors.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Douglas Giordano, a managing director at Perceptive Advisors, holds stock options for a total of 113,513 shares of Common Stock, of which 53,483 are currently exercisable, or exercisable within 60 days. Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset.
Transactions in the class effected during the past sixty days: On June 17, 2026 in connection with the Issuer's initial public offering (the "IPO"), shares of the Issuer's Series A Convertible Redeemable Preferred Stock held by the Reporting Persons were automatically converted into 8,200,661 shares of Common Stock. Except as described in this Item 5(c), none of the Reporting Persons has effected any transaction in shares of Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreement
In connection with the IPO, the Master Fund and PCS Holdings entered into a lock-up agreement (the "Lock-up Agreement") with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, the Master Fund and PCS Holdings, subject to certain exceptions, agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock for 180 days after the date of the prospectus relating to the IPO without the prior consent of the representatives.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A (File No. 333-296236)).
Exhibit 99 - Schedule D.
Exhibit 99.1 - Joint Filing Agreement.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (06/25/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (06/25/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (06/25/2026)
- Perceptive Capital Solutions Holdings LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (06/25/2026)